UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
File No. 812-[    ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of
American Century ETF Trust
American Century Investment Management, Inc.
4500 Main Street
Kansas City, Missouri 64111

Please send all communications regarding this Application to:
Charles A. Etherington
American Century Investment Management, Inc.
4500 Main Street
Kansas City, Missouri 64111

Page 1 of 7 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on December 11, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of American Century ETF Trust American Century Investment Management, Inc. File No. 812-[ ]
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION
In this application, American Century ETF Trust (“Trust”) and American Century Investment Management, Inc. (“Adviser”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of NYSE AMS ETFs (“AMS ETFs”) utilizing the NYSE Proxy Portfolio Methodology (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the AMS ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an AMS ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2
 No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

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[1]	Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711(December 10, 2019) (order).

[2]
All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.	APPLICANTS
A. The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as AMS ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.
B. The Adviser
The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware corporation with its principal place of business in Kansas City, Missouri. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer AMS ETFs.3
Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C. The Distributor
The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

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[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES
Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Ryan L. Blaine, Assistant Vice President of American Century ETF Trust, is authorized to sign on behalf of American Century ETF Trust pursuant to the following resolutions adopted by the board of American Century ETF Trust on April 19, 2018.

RESOLVED
that the officers of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED:
that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and

RESOLVED
that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

Edward A .Rosenberg, Senior Vice President of American Century Investment Management, Inc. is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Senior Vice President.
In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

American Century ETF Trust

By:	/s/ Ryan L. Blaine
Name: Ryan L. Blaine
Title: Assistant Vice President

American Century Investment Management, Inc.

By:	/s/ Edward A. Rosenberg
Name: Edward A. Rosenberg
Title: Senior Vice President

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, American Century ETF Trust; that he is the President and Trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 11th day of December, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

American Century ETF Trust

By:	/s/ Ryan L. Blaine
Name: Ryan L. Blaine
Title: Assistant Vice President

Verification of Application
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, American Century Investment Management, Inc.; that he is Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 11th day of December, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

American Century Investment Management, Inc.

By:	/s/ Edward A. Rosenberg
Name: Edward A. Rosenberg
Title: Senior Vice President

 APPENDIX A
Initial Funds

Mid Cap Growth Impact

The fund seeks long-term capital growth by investing primarily in mid-sized companies they believe exhibit enduring growth, underpinned by durable themes tied to the United Nations Sustainable Development Goals (“UN SDGs”).

Sustainable Equity

The fund seeks long-term capital growth by investing in a blend of large value and large growth stocks they believe will increase in value over time, while also taking environmental, social and governance (“ESG”) factors into account